UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  eGene, Inc.
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE.
                         (Title of Class of Securities)

                                  282266 10 5
                                (CUSIP Number)

                                 Udo Henseler
                                 17841 Fitch
                               Irvine, CA 92614
                                (949) 250-8686
                                --------------
     (Name,  Address  and  Telephone  Number  of  Person Authorized  to
                     Receive  Notices  and  Communications)

                                 July 14, 2004
        (Date  of  Event  which  Requires  Filing  of  this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D


                              CUSIP NO. 93680P 20 5

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      1.    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Udo Henseler
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      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a) X
            (b)

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      3.    SEC USE ONLY

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      4.    SOURCE OF FUNDS

            OO (Stock Exchange)
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      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS  2(d)  or  2(e)

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      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
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      7.    SOLE VOTING POWER

            874,428

         NUMBER OF
          SHARES                  8.    SHARED VOTING POWER
      BENEFICIALLY
         OWNED  BY                      0
      EACH REPORTING
          PERSON                  9.    SOLE DISPOSITIVE POWER
          WITH
                                        874,428*

*Computations include 46,667 options to acquire common stock throughout this schedule
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                                  10.   SHARED DISPOSITIVE POWER

                                        0
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      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

            874,428

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      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES

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      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.7%

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      14.   TYPE OF REPORTING PERSON

            IN
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*  The reporting person expressly disclaims (i) the existence of any group and
   (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.


                                  SCHEDULE 13D

ITEM  1.  SECURITY AND ISSUER.

     This statement relates to the common stock, par value $.001 per share (the "Common Stock"), of eGene, Inc., a Nevada corporation ("eGene", the "Company" or the "Issuer"). The Company's principal executive offices are located at 17841 Fitch, Irvine, CA 92614.

ITEM  2.  IDENTITY AND BACKGROUND.

(a)  This Schedule is being filed by Udo Henseler.

(b)  The business address of Mr. Henseler is 17841 Fitch, Irvine, CA 92614.

(c)  Mr. Henseler is the CEO and a director of the Company.

(d) During the last five years, Mr. Henseler has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, Mr. Henseler was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, made him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

(f)  Mr. Henseler is a citizen of the United States of America.

ITEM  3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Stock exchange pursuant to Plan of Reorganization.

ITEM  4.  PURPOSE OF TRANSACTION.

     Reorganization between eGene, Inc., formerly known as Centroid Consolidated Mines Co., Centroid Acquisition Co., a California corporation and a wholly-owned subsidiary of eGene ("Acquisition Co."), BioCal Technology, Inc., a Califonia corporation ("BioCal"), and the stockholders and option holders of BioCal, whereby Acquisition Co. merged with and into BioCal with BioCal being the surviving entity and becoming a wholly-owned subsidiary of eGene; and whereby each three (3) shares of issued and outstanding common stock of BioCal were exchanged for (1) share of common stock of eGene; and each three (3) outstanding options to acquire shares of BioCal common stock were exchanged for one (1) option to acquire shares of eGene's common stock. Mr. Henseler is the CEO and a director of the reorganized company.

ITEM  5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) According to the Company, there were 15,337,454 shares of Common Stock outstanding following the closing of the Reorganization. Mr. Henseler is the beneficial owner of 827,761 shares of Common Stock and 46,667 BioCal Options that have not yet been converted to eGene common stock, which represents approximately 5.7% of the outstanding shares of the Company's Common Stock.

(b) Mr. Henseler has the sole power to direct the vote of the 874,428 shares of Common Stock beneficially owned by him and the sole power to direct the disposition of such shares.

(c) Except as set forth in this Schedule 13D, there have been no sales or purchases with respect to the Company's shares effected during the past sixty (60) days by Mr. Henseler.

(d)  Not Applicable.

(e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described above and elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Henseler and any other person with respect to any securities of the Company.

ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

None; not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 09/08/2004

/s/ Udo Henseler
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Udo Henseler